CHINA FINANCE ONLINE REPORTS THIRD QUARTER 2006 UNAUDITED FINANCIAL RESULTS

(Beijing, China, November 21, 2006) China Finance Online Co. Limited (Nasdaq: JRJC), a leading Chinese online financial information and listed company data provider, today announced its unaudited financial results for the third quarter ended September 30, 2006:

Q3 2006 Financial Highlights

*	Net revenues of $1.73 million, down 4% year-on-year.

*	Net income of $557,000, down 56% year-on-year.

*	Non-GAAP net income (i.e. excluding the share-based compensation expenses of $296,000 due to the adoption of SFAS 123R) of $853,000.

*	Basic and diluted income per ADS of $0.03. Basic and diluted income per share of $0.01.

*	Non-GAAP basic and diluted income per ADS was $0.05 and $0.04, respectively. Non-GAAP basic and diluted income per share is $0.01.

Explanation of the Company’s non-GAAP financial measures and the related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Measures” and the “Reconciliation to Unaudited Condensed Consolidated Statements of Operations”.

Financial Results
For the third quarter of 2006, China Finance Online reported net revenues of $1.73 million, a decrease of 4% from $1.81 million for the same period in 2005. This decrease was primarily due to a decrease in revenues generated from subscription service fees. Revenues from advertising related business for the quarter contributed $353,000, representing 20% of net revenues for the quarter.

Gross profit for the quarter decreased to $1.41 million, a decrease of 17% from $1.70 million for the same period in 2005. Gross margin was 81% in the third quarter, compared to 94% in the same period in 2005.

Operating expenses for the third quarter totalled $1.16 million, an increase of 15% from $1.01 million reported for the same period in 2005. This increase is primarily due to an increase in general and administrative expenses. Operating expenses for the third quarter of 2006 included $272,000 in stock-based compensation since companies are required to recognize in their financial statements as compensation the fair value of stock-based equity instruments, such as stock options, granted to employees on the grant date.

*	General and administrative expenses for the quarter were $692,000, an increase of 72% from $404,000 for the same period in 2005. This increase is primarily due to an increase in stock-based compensation expenses as a result of adopting SFAS 123R, and to a lesser extent, an increase in professional service fees. The general and administrative expenses for the third quarter included $221,000 in stock-based compensation.

*	Sales and marketing expenses for the quarter decreased by 39% from $540,000 for the same period in 2005 to $327,000. The decrease is largely due to the completion of our one-year online marketing campaign with Chinese portals. Sales and marketing expenses for the third quarter of 2006 also included $23,000 in stock-based compensation as a result of adopting SFAS 123R.

*	Product development expenses for the quarter were $145,000, an increase of 118% from $66,000 for the same period in 2005. This increase is primarily due to the research and development expenses related to our new products. Product development expenses for the quarter also included stock-based compensation of $28,000 as a result of adopting SFAS 123R.

As a result of the foregoing, income from operations for the third quarter of 2006 was $247,000, compared to $693,000 for the same period in 2005 and $39,000 for the previous quarter. Excluding the stock-based compensation expenses of $296,000 due to adoption of SFAS 123R, income from operations for the quarter would have been $543,000.

Net income for the third quarter of 2006 was $557,000, a decrease of 56% from $1.27 million for the same period in 2005 and an increase of 26% from $442,000 of the previous quarter. The year-over-year decrease was primarily due to decrease in exchange gains, and the increase in cost of revenues and stock-based compensation expenses. The quarter-over-quarter increase was primarily due to the increase in net revenues. Non-GAAP net income, which excludes the stock-based compensation expenses of $296,000 due to adoption of SFAS 123R, was $853,000.

As part of the net income for the third quarter, the Company recorded a net exchange gain of $56,000 due to the recent change in the exchange rates between U.S. dollar and RMB.

Net income margin for the third quarter of 2006 was 32%, compared to 70% for the same period in 2005 and 30% for the previous quarter. Non-GAAP net income margin for the third quarter of 2006 was 49%. Total income tax expense for the quarter was $18,000, compared to $115,000 for the same period in 2005 and $7,000 for the previous quarter.

Basic income per ADS was $0.03, and basic income per share was $0.01 for the third quarter of 2006. Diluted income per ADS was $0.03 and diluted income per share was $0.01 for the quarter. Non-GAAP basic and diluted income per ADS was $0.05 and $0.04 respectively. Non-GAAP basic and diluted income per share were both $0.01.

The number of new subscribers for the third quarter of 2006 was 1,996, representing a decrease of 24% from 2,626 for the same period in 2005 but an increase of 6% from 1,877 for the second quarter of 2006. Repeat subscribers for the third quarter of 2006 totalled 3,430, representing an increase of 80% from 1,910 for the same period in 2005 and an increase of 4% from 3,297 for the last quarter.

Average subscription fee per subscriber, or ASF, for new subscribers decreased by 16% to $139 for the third quarter of 2006 from $166 for the same period in 2005 and decreased by 53% from $297 for the previous quarter. ASF for repeat subscribers increased by 94% to $490 for the third quarter of 2006 from $253 for the same period in 2005 and increased by 90% from $258 for the previous quarter.

Non-GAAP Measures

To supplement the unaudited condensed consolidated financial information presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses non-GAAP measures of net income and net income per share, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted to employees under SFAS 123R, which became effective on January 1, 2006. The non-GAAP financial measures are provided to enhance the investors’ overall understanding of the Company’s current and past financial performance in on-going core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and therefore deems it important to provide all of this information to investors.

Reconciliations of the Company’s non-GAAP financial measures to unaudited Condensed Consolidated Statements of Operations are set forth after the “Condensed Consolidated Statements of Operations” included in this release.

Other Developments

On September 21, 2006, we closed the acquisition of Shenzhen Genius Information Technology Co. Ltd (“Genius”), a financial information database provider mainly serving domestic securities and investment firms.

On October 1, 2006, we closed the acquisition of Stockstar Information Technology (Shanghai) Company Limited, and on the same day, an affiliate of China Finance Online closed the acquisition of a related company of Stockstar Information Technology that operates Stockstar.com (the two companies are referred to collectively as “Stockstar”).

As a result of our acquisition of Genius and Stockstar, the Company’s financial statements for the quarterly period ended December 31, 2006, will reflect the consolidated financial results of Genius and Stockstar. Primarily due to the amortization of acquired intangible assets, the Company expects to incur a loss under US GAAP in the fourth quarter of 2006 despite its projected growth in subscription services in the fourth quarter. The Company believes that it will generate positive operating cash flows on a consolidated basis.

Updates on Our New Products

In late August, the Company formally launched the high-end version of Value Engine, which is specially designed for investors who primarily use fundamental analysis in selecting stocks or who use fundamental analysis to supplement technical analysis. In September, we rolled out a lower-end version of Value Engine to capitalize on investors’ demand for fundamental analysis tools. As of October 31, there were about 500 subscribers of Value Engine with the total payments of around $1.7 million.

Conference Call

China Finance Online’s management team will host a conference call at 8:00PM Eastern Standard Time on November 21, 2006 (or 9:00AM November 22, 2006 in the Beijing/HK time zone) following the announcement.

The conference call will be available on Webcast live and for replay at: http://www.chinafinanceonline.com/investor/earning_releases.asp. The call will be archived for 12 months at this website.

The dial-in details for the live conference call: U.S Toll Free Number +1-877-847-0047, Hong Kong Dial In Number +852-3006-8101, and France Toll Free Number 0800-910-584, Password for all regions: 5735.

A replay of the call will be available from approximately 9:00PM Eastern Time on November 21, 2006 (or 10:00AM November 22, 2006 in the Beijing/HK time zone) to 9:00PM Eastern Time on November 28, 2006 (or 10:00AM November 29, 2006 in the Beijing/HK time zone). The dial-in details for the replay: U.S. Toll Free Number +1-877-847-0047, Hong Kong Toll Free Number +852-3006-8101, and France Toll Free Number 0800-910-584, Passcode: 419739.

About China Finance Online Co. Limited

China Finance Online Co. Limited specializes in providing online financial and listed company data and information in China. Through its websites, www.jrj.com and www.stockstar.com, the company offers subscription-based service packages that integrate financial and listed company data and information from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software that is available by download. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd, the Company provides financial information database mainly to domestic securities and investment firms.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

Statements that are not historical facts, including statements about our beliefs and expectations of our growth in subscription services in the fourth quarter and that we will generate positive operating cash flows on a consolidated basis, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, China Finance Online’s historical and possible future losses, limited operating history, changes in accounting policies, uncertain regulatory landscape in the People’s Republic of China, fluctuations in quarterly operating results, failure to successfully compete against new and existing competitors, and the company’s reliance on relationships with Chinese stock exchanges and raw data providers. Further information regarding these and other risks is included in China Finance Online’s annual report on Form 20-F for the year ended December 31, 2005, and other filings with the Securities and Exchange Commission. China Finance Online does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information please contact:

Jing Wu
Investor Relations Manager
China Finance Online Co. Limited
Tel: (86-10) 5832-5288
Email: ir@jrj.com

China Finance Online Co. Limited
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands of U.S. dollars)

	Sep. 30 2006	Dec. 31 2005
	(unaudited)	(note)
Assets
Current assets:
Cash and cash equivalents	41,624	46,168
Account receivable, net	432	145
Prepaid expenses and other current assets	8,269	1,132
Deferred tax assets	—	64
Total current assets	50,325	47,509
Property and equipment, net	1,264	512
Rental deposit	9	41
Investment in associates	13,929	15,000
Acquired intangible assets, net	444	—
Goodwill	1,251	51
Total assets	67,222	63,113

Liabilities and shareholders’ equity
Current liabilities:
Deferred revenue	2,840	1,859
Deferred tax liabilities	38	—
Accrued expenses and other current liabilities	806	382
Income tax payable	6	41
Total current liabilities	3,690	2,282
Shareholders’ equity
Ordinary shares	13	13
Additional paid in capital	65,514	64,498
Treasury stock	(13,200)	(13,200)
Retained earnings	9,945	8,849
Accumulated other comprehensive income	1,260	671
Total shareholders’ equity	63,532	60,831
Total liabilities and shareholders’ equity	67,222	63,113

China Finance Online Co. Limited
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands of U.S. dollars, except share and per share data)

	Three months ended
	Sep. 30, 2006	Sep. 30, 2005	Jun. 31, 2006
	(unaudited)	(unaudited)	(unaudited)
Gross revenues	$1,768	$1,850	$1,509
Business tax	(35)	(38)	(42)

Net revenues	1,733	1,812	1,467
Cost of revenues
(includes
share-based
compensation
expense of $24, $0
and $24,
respectively)	(322)	(109)	(304)

Gross profit	1,411	1,703	1,163
Operating expenses
General and
administrative
(includes
share-based
compensation
expense of $221,
$98 and $150,
respectively)	(692)	(404)	(583)
Sales and marketing
(includes
share-based
compensation
expense of $23, $1
and $23,
respectively)	(327)	(540)	(371)
Product development
(includes
share-based
compensation
expense of $28, $0
and $28,
respectively)	(145)	(66)	(170)

Total operating expenses	(1,164)	(1,010)	(1,124)
Income from operations	247	693	39
Interest income	272	369	258
Other income	—	—	115
Exchange gain (net)	56	327	37

Income before income taxes	575	1,389	449
Income tax expenses	(18)	(115)	(7)

Net income	$557	$1,274	$442

Income per share
Basic and Diluted	$0.01	$0.01	$0.00

Income per ADS
Basic	$0.03	$0.07	$0.02

Diluted	$0.03	$0.06	$0.02

Weighted average ordinary shares
Basic	93,666,903	91,137,056	93,636,903
Diluted	101,904,969	101,496,896	104,580,684
Weighed average ADSs
Basic	18,733,381	18,227,411	18,727,381
Diluted	20,380,994	20,299,379	20,916,137

China Finance Online Co. Limited
RECONCILIATIONS TO UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands of U.S. dollars, except share and per share data)

NON-GAAP NET INCOME EXCLUDING SHARE-BASED COMPENSATION EXPENSE

Three months ended Sep. 30, 2006
Reported	Adjustments	Adjusted
Gross revenues	1,768	—	1,768
Business tax	(35)	—	(35)

Net revenues	1,733	—	1,733
Cost of revenues	(322)	24	(a)	(298)

Gross profit	1,411	(24)	1,435
Operating expenses
General and administrative	(692)	221	(a)	(471)
Sales and marketing	(327)	23	(a)	(304)
Product development	(145)	28	(a)	(117)

Total operating expenses	(1,164)	272	(892)
Income from operations	247	296	543
Interest income	272	—	272
Other income	—	—	—
Exchange gain (net)	56	—	56

Income before income taxes	575	296	871
Income tax expenses	¡¡¡¡¡¡¡¡¡¡¡¡¡¡	(18)	—	(18)

Net income	557	296	853

Income per share
Basic and Diluted	$0.01	$0.01

Income per ADS
Basic	$0.03	$0.05

Diluted	$0.03	$0.04

Weighted average ordinary shares
Basic	93,666,903	93,666,903
Diluted	101,904,969	101,904,969
Weighed average ADSs
Basic	18,733,381	18,733,381
Diluted	20,380,994	20,380,994

Note: the information at December 31, 2005 is derived from the audited financial statements.

(a)	To exclude the share-based compensation expense of $296,000 as measured using the fair value method under SFAS 123R.